Mail Stop 4-6
								October 28, 2004

Deborah D. Mosier
President and Chief Financial Officer
TMS, Inc.
206 West 6th Avenue
Stillwater, Oklahoma 74074

Re:	TMS, Inc.
  	Supplemental material received on October 11, 2004
PREM14A
	File No. 33-22780

Dear Ms. Mosier:

	This is to advise you that we limited our review of the above captioned filings to the matters identified below and have the following comments. If you disagree with these comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We refer you to the staff`s conversation with Chris Coleman on October 25, 2004. Please revise your proxy to disclose the information required by Item 14(c)(1) of Schedule 14A.
2. We refer you to prior comment 3. We note that you disclose that the company, as of yet, has not received a solvency opinion regarding your plan of liquidation. Please disclose the risks to shareholders as a result of your decision not to obtain a solvency opinion. For example, discuss the potential for creditors of the company to pursue the assets distributed to stockholders under state law.
3. We refer you to prior comment 5. Please supplementally provide us with a copy of your agreement with Pegasus.
Questions and Answers about the Proposed Plan of Liquidation
4. Your disclosure states that you will receive an estimated $2.45 million from the sale of CPT and VSC Technologies. Please clarify whether the company has any other assets that will be sold as a result of the plan of liquidation. For example, is the DMR patent separate from CPT and VSC Technologies?
5. You disclose that the estimated costs of the liquidation will not exceed $415,000. Does this amount include compensation to be received by officers and/or directors that will continue through liquidation? If so, please disclose and quantify. If not, please advise.
6. You disclosure states that you will distribute all liquidation proceeds at one time. Please clarify and prominently state that you will not distribute any liquidation proceeds prior to the conclusion of the NCS litigation and the sale of the DMR patent, if true.
7. We note that your distribution is dependent upon your ability to be dismissed from the NCS litigation. Please disclose the basis for your belief that the litigation will be dismissed. Is there a possibility that the litigation will not be dismissed? Is there a possibility that TMS may be liable?
8. Please expand your disclosure to discuss the impact of your potential liability on the estimated range of distribution of $0.145 and $0.16. For example, to the extent known, explain and quantify how potential judgments against TMS may change shareholders` anticipated liquidation proceeds. Also, clarify whether the estimated range of distribution takes into account reserves created for estimated contingencies such as the NCS litigation. If so, disclose at what point the estimated range of distribution may be impacted by the NCS litigation.

Description of Asset Purchase Agreement with Pegasus
9. You disclose that the terms surrounding the purchase price were based on negotiations between the company and Pegasus. Please expand your disclosure to discuss the negotiation process between the parties and the criteria relied upon to derive the purchase price of the CPT business.
10. You disclose that the note must be paid either fifteen days after the date on which the company sets the liquidation dates or July 15,
2004, whichever is earlier.   In light of the fact that July 15, 2004
has passed, please revise. Also, explain the right of offset or reduction that protects the buyer against the accounts receivables that is purchased by the buyer if not collected or collectible.

Description of the Plan of Liquidation
11. We refer you to your table on page 24. Please revise to clarify whether the sale of your assets to Pegasus and the sale of your interest in Measurement will be your only sources of proceeds. Does TMS have any other assets? Is the DMR patent included within the sale of assets to Pegasus or the sale of your interest in Measurement?
12. Please revise to disclose your supplemental response to prior comment 20.
13. We refer you to your supplemental response to prior comment 23. Please disclose your current intention with regard to your ongoing reporting requirements. For example, disclose your request for no-action and current status of your request. Also, revise to explain the consequences to shareholders if your request is granted and if your request is denied.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide us with a response letter to these comments that confirms any corrective actions taken by the company. Detailed cover letters greatly facilitate our review. If you believe complying with these comments is not appropriate, tell us why in your letter.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please electronically file your letter in response to the above comments in addition to filing the amended proxy materials. See Item 101 of Regulation S-T. The amended filing must be marked as specified in Item 310 of Regulation S-T.

You may address questions concerning the above comments to Jeffrey B. Werbitt at (202) 942-1957 or Mark P. Shuman, Special Counsel at (202) 942-1818. If you need additional assistance, you may contact me at
(202) 942-1800.

								Very truly yours,



								Barbara C. Jacobs
Assistant Director



TMS, Inc.
October 28, 2004
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